                                                                Exhibit 99(a)(1)


                               Angeles Partners X

June 7, 1999

Dear Limited Partner:

         Enclosed is the Schedule 14D-9 which was filed by Angeles Partners X (the "Partnership") with the Securities and Exchange Commission in connection with an offer by AIMCO Properties, L.P., a Delaware limited partnership (the "AIMCO Operating Partnership"), to purchase units of limited partnership interest in the Partnership.

         The Partnership's general partner, Angeles Realty Corporation, is a subsidiary of the AIMCO Operating Partnership and therefore has certain conflicts of interest in connection with the response to the offer. AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS OF INTEREST, THE PARTNERSHIP AND THE GENERAL PARTNER ARE REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER LIMITED PARTNERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER. Nevertheless, the General Partner does believe the offer is fair to the holders of units.

         Limited Partners should carefully read the enclosed Schedule 14D-9, the Offer to Purchase of the AIMCO Operating Partnership, dated June 7, 1999 relating to the offer to acquire units of the Partnership (the "Offer to Purchase"), and the related Letter of Transmittal and Instructions. Certain information in the Schedule 14D-9 is incorporated by reference to the Offer to Purchase.

                                        ANGELES REALTY CORPORATION
                                        General Partner

                                        By:  /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President